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------                       UNITED STATES SECURITIES AND EXCHANGE COMMISSION                         ------------------------------
FORM 4                                   WASHINGTON, D.C. 20549                                                OMB APPROVAL
------                                                                                                ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB Number: 3235-0287
  [ ] Check this box if no                                                                            Expires: January 31, 2005
      longer subject to       Filed pursuant to Section 16(a) of the Securities                       Estimated average burden
      Section 16. Form 4          Exchange Act of 1934, Section 17(a) of the                          hours per response.........0.5
      or Form 5 obligations       Public Utility Holding Company Act of 1935                          ------------------------------
      may continue. See            or Section 30(f) of the Investment Company
      Instruction 1(b).                         Act of 1940

(Print or Type Responses)
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
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
                                                                                                  to Issuer (Check all applicable)
 Invitrogen Corporation                           InforMax, Inc. (INMX)                             Director      X  10% Owner
---------------------------------------------  ----------------------------------------------   ----              ---
  (Last)          (First)          (Middle)    3. I.R.S. Identification   4. Statement for          Officer (give    Other (Specify
                                                  Number of Reporting        Month/Day/Year     ----        title ---       below)
1600 Faraday Avenue                               Person, if an entity                                      below)
---------------------------------------------     (Voluntary)                December 4, 2002
                 (Street)                                                 -------------------       --------------------------------
                                               --------------------------
Carlsbad              CA             92008                                5. If Amendment,   7. Individual or Joint/Group Filing
---------------------------------------------                                Date of Original   (Check applicable line)
  (City)           (State)           (Zip)                                   (Month/Day/Year)         Form filed by one
                                                                                                ----  Reporting Person
                                                                                                 X    Form filed by more than
                                                                          ------------------    ----  one Reporting Person
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                         TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security  2. Trans-    2A.       3. Transac-  4. Securities Acquired (A)  5. Amount of       6. Owner-    7. Nature of
  (Instr. 3)              action    Deemed       tion         or Disposed of (D)          Securities         ship         Indirect
                          Date      Execution    Code         (Instr. 3, 4 and 5)         Beneficially       Form:        Beneficial
                                    Date, if     (Instr. 8)                               Owned              Direct       Ownership
                         (Month/    any       ---------------------------------------     Following          (D) or
                          Day/      (Month/                               (A)             Reported           Indirect
                          Year)      Day/     Code    V      Amount       or    Price     Transaction(s)     (I)
                                     Year)                                (D)             (Instr. 3 and 4)   (Instr. 4)   (Instr. 4)
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  Common Stock           12/4/02(1)           P              1,613,127(1)  A    $1.36(1)                      I(1)
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  Common Stock           12/5/02(1)           P              1,252,116(1)  A    $1.36(1)   27,852,066(1)      I(1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

                                                                                                                              (Over)
PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED
in this form are not required to respond unless the form displays                                                    SEC 1474 (9-02)
a currently valid OMB control number.
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities       Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr.     Acquired (A)     Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/       8)          or Disposed      (Month/Day/                           Secur-
                             ative        Year)                  of (D) (Instr.   Year)                                 ity
                             Security                            3, 4, and 5)                                           (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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
9. Number of           10. Ownership               11. Nature of
   Derivative              Form of                     Indirect
   Securities              Derivative                  Beneficial
   Beneficially            Security:                   Ownership
   Owned Following         Direct (D)                  (Instr. 4)
   Reported                or Indirect (I)
   Transaction(s)          (Instr. 4)
   (Instr. 4)

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Explanation of Responses:

(1) This Statement in Changes of Beneficial Ownership on Form 4 is being filed by Invitrogen Corporation, a Delaware corporation
("Parent"), and Babcock, Inc. a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Subsidiary"). On October 15,
2002, Parent, Merger Subsidiary and InforMax, Inc., a Delaware corporation ("InforMax") entered into an Agreement and Plan of Merger
(the "Merger Agreement") providing for, among other things, the merger of Merger Subsidiary with and into InforMax following a tender offer by Merger Subsidiary for shares of InforMax Common Stock. On October 25, 2002, Merger Subsidiary, in accordance with the terms of the Merger Agreement, began a tender offer to purchase InforMax Common Stock (the "Offer"). The initial offering period expired at 12:00 midnight, Eastern Standard Time, on Friday, November 22, 2002. Following the expiration of the initial offering period, Merger Subsidiary accepted for payment all shares of InforMax validly tendered pursuant to the Offer. As of that date,
Parent indirectly owned 24,878,686 shares of InforMax Common Stock and Merger Subsidiary beneficially owned 24,878,686 shares of
InforMax Common Stock (approximately 81.65% of the issued and outstanding shares of InforMax Common Stock). As reflected by the Form
4 filed on December 3, 2002, on December 2, 2002, Merger Subsidiary purchased 55,616 shares of InforMax Common Stock, and on
December 3, 2002, Merger Subsidiary purchased an additional 52,521 shares of InforMax Common Stock. On December 4, 2002, Merger
Subsidiary purchased an additional 1,613,127 shares of InforMax Common Stock, and on December 5, 2002 Merger Subsidiary purchased an additional 1,252,116 shares of InforMax Common Stock at the Offer price (the "Tender Offer Purchases"). These Tender Offer Purchases
were made by Merger Subsidiary pursuant to a subsequent offering period under the tender offer. The foregoing summary of the Merger
Agreement and the terms of the Offer are qualified in their entirety by reference to such documents, which have been filed as exhibits to the Schedule TO filed by Parent and Merger Subsidiary with respect to this transaction.




**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.        /s/ John Cottingham        12/06/02
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                 ------------------------------- --------
                                                                                            **Signature of Reporting Person   Date
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are                              Page 2
not required to respond unless the form displays a currently valid OMB Number.

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                             Joint Filer Information


Name:                    Babcock, Inc.

Address:                 c/o Invitrogen Corporation
                         1600 Faraday Avenue
                         Carlsbad, CA 92008

Designated Filer:        Invitrogen Corporation

Issuer & Ticker Symbol:  InforMax, Inc. (INMX)

Date of Event
   Requiring Statement:  12/4/02

Signature:               /s/ John Cottingham
                         ---------------------------------